[Jacuzzi Brands Letterhead]

March 17, 2004

Dear Exchange Program Participant:

     I am pleased to confirm that the Jacuzzi Brands Exchange Program was successfully completed on March 17, 2004. All eligible employees elected to exchange their covered stock options for shares of restricted stock.

     Enclosed are two copies of the Restricted Stock Agreement to provide for the issuance of your restricted stock. Please sign and return one copy to me by April 30, 2004 to enable completion of the issuance of the shares. You should retain the other signed copy of the Agreement for your records.

     If you have any questions, please call Eve Arnett at 561-514-3889 or the undersigned.

Sincerely,

/S/ STEVEN C. BARRE Steven C. Barre Senior Vice President, General Counsel and Secretary